[Reference Translation]
April 28, 2011
To Whom It May Concern:
Company Name: Kanto Auto Works, Ltd. Name and Title of Representative:
Tetsuo Hattori, President
(Code Number: 7223 The first sections of the Tokyo Stock Exchange and the Nagoya Stock Exchange)
Name and Title of Contact Person:
Mitsuo Okubo, General Manager, Accounting Division
Telephone Number: 055-996-2000 (The Parent Company of Kanto Auto Works, Ltd.) Company Name: Toyota Motor Corporation Name and Title of Representative:
Akio Toyoda, President (Code Number: 7203 Securities exchanges throughout Japan)

Notice Concerning Difference Between Financial Forecasts and Actual Results for FY2011 and Recognition of Extraordinary Loss

We, Kanto Auto Works, Ltd. (the “Company”), hereby announce, as below, the difference between our full-year financial forecasts for FY2011 (from April 1, 2010 to March 31, 2011) announced on February 3, 2011 and actual results announced today and the recognition of extraordinary loss on consolidated and unconsolidated basis.

1. Difference between the full-year financial forecasts and actual results for FY2011

(1) Difference between the consolidated forecasts and actual results for FY2011
(from April 1, 2010 to March 31, 2011)	(million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share
Previous forecasts (A)	530,000	2,000	2,500	1,500	21.63yen
Actual results (B)	504,127	1,205	2,278	-1,965	-28.34yen
Difference (B - A)	-25,873	-795	-222	-3,465	-
Difference (%)	-4.9	-39.8	-8.9	-231.0	-
(Reference) Actual results for FY2010	442,187	-12,273	-11,205	-13,751	-198.25yen

(2) Difference between the unconsolidated forecasts and actual results for FY2011
(from April 1, 2010 to March 31, 2011)	(million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share
Previous forecasts (A)	500,000	600	2,000	1,000	14.42yen
Actual results (B)	475,259	321	1,943	-1,800	-25.96yen
Difference (B - A)	-24,741	-279	-57	-2,800	-
Difference (%)	-4.9	-46.5	-2.9	-280.0	-
(Reference) Actual results for FY2010	415,892	-12,663	-11,566	-13,598	-196.06yen

2. Reasons for the difference
The full-year consolidated and unconsolidated net revenues, operating income, ordinary income and net income for FY2011 are less than the previously announced forecasts due to the adverse effects of the Great East Japan Earthquake.
The Company recognized the loss of approximately 3.1 billion yen on a consolidated basis and of approximately 2.8 billion yen on an unconsolidated basis caused by the Earthquake as an extraordinary loss.

3. The effect of the Great East Japan Earthquake

(1) Amount of loss on a consolidated basis
Due to the earthquake, the operation in Higashi-fuji plant and Iwate plant was suspended. The Company recognized the amount of loss of approximately 3.1 billion yen, including the effect of the suspension described above, as an extraordinary loss. The details are shown below.

(million yen)
Details	Amount
Fixed costs during the suspension period	2,824
Recovery costs for damaged properties	173
Donation	53
Loss of inventory, etc.	29
Total	3,079

(2) Support for the disaster areas
The Company not only offered transit vehicles and drivers right after the Earthquake, but also performed the volunteer work such as removing debris and dirt. Moreover, the Company donated 53 million yen as relief and condolence money to support the victims of the earthquake and the reconstruction of affected areas.

(3) Effect on the Company’s financial results in and after FY2012
The operation in Higashi-fuji plant and Iwate plant already restarted.
The company will disclose the effect of the Earthquake on the Company’s financial results in the future once it becomes predictable.